Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 27, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	February 27, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Q&A
Please see below our answers to the latest questions we have received from all of you.
1.	What did Exelon announce yesterday?

Exelon announced the second round of results in its unsolicited offer to exchange 0.485 of its shares for each outstanding share of NRG stock. According to Exelon, as of February 25, 51.3% of the outstanding NRG shares were tendered into Exelon’s exchange offer. Exelon also announced that it has extended the expiration date of its exchange offer to June 26, 2009.

2.	What does the announcement mean?

First, we want to be clear that no shares change hands as a result of yesterday’s exchange offer results. Some reporters don’t understand that so it warrants emphasizing. Secondly, in this extraordinarily challenging market environment, we recognize that the majority of NRG stockholders, including those who tendered, and some who did not, wish to see the Exelon process continue. Although the increase from the last tender results is minimal, we think the results support NRG’s management and Board of Directors remaining open to considering a transaction with Exelon at a fair exchange rate and on reasonable terms which we have not seen to date.

Exelon has said that its exchange offer is merely an attempt to apply pressure to NRG’s Board of Directors. It is also likely aimed at getting a sense of whether it will prevail in the proxy contest.

3.	What are the approvals Exelon must meet for any deal to go through?

Exelon can’t buy a single share of NRG stock through the exchange offer until all conditions are satisfied or waived, and these include NRG and Exelon shareholder approval as well as federal approvals from the Department of Justice, Federal Energy Regulatory Commission (FERC) and the Nuclear Regulatory Commission (NRC), and approval from the states of California, New York, Pennsylvania and Texas.

4.	What is a proxy contest?

Exelon has announced its intention to try to seat the maximum amount of directors on our Board without actually having a majority. Exelon is seeking to accomplish this by proposing to expand our Board with new directors nominated by Exelon, while also seeking to replace four of our existing Directors whose terms are up at the 2009 annual meeting. In the election, stockholders cast their votes, or “proxies,” for directors. The proxy contest will culminate at our 2009 Annual Meeting.

5.	Why is this situation taking so long?

Stockholders can only bring up proxy proposals that coincide with our annual meeting. So Exelon’s proxy contest needs to occur at our annual meeting—not at any other time during the year. Exelon launched its hostile takeover attempt in October, which means this would be a long process as long as they continued to pursue the Company.

The approval process also can take a long time. The Federal Energy Regulatory Commission reviews can take up to six months, and the Nuclear Regulatory Commission (NRC) reviews can take many months. The U.S. Department of Justice antitrust approvals can also take many months, depending on the difficulty of issues they’re reviewing.

6.	So what can we expect next?

NRG will continue to engage in a market discovery process to determine the greatest value option available for NRG stockholders. As we have said before, we believe in industry consolidation and remain open to being a seller at an appropriate price that compensates NRG stockholders for the value and risks of a transaction. We will also continue to focus on building upon our track record of delivering on our business objectives—driving strong free cash flow off the existing business while growing core areas of value through intrinsic and extrinsic opportunities.

7.	Will I get cards in the mail from Exelon and/or NRG regarding the upcoming proxy contest? If so, what will they look like?

If you own vested shares in NRG, you can expect to receive mailings from both NRG and Exelon. Each mailing from NRG and Exelon will contain a voting card, and NRG’s cards will be WHITE. It’s too early to say what color Exelon’s will be, but we will provide more details about the proxy contest and mailings in a future employee communication. In addition, further details regarding voting mechanics and process will be provided in our proxy statement.

8.	Has the date for our 2009 Annual meeting of shareholders been set yet?

No, it has not been set yet. We will keep you informed when a date is set.

9.	Exelon had said it would sell off some of our assets if a deal goes through. Is that because of regulatory issues or simply a business decision?

To obtain regulatory approval on any deal, Exelon must show regulators that it does not own too much market share in any particular region, so the proposal it made in its filings was to try to satisfy state and federal requirements. Exelon has said it would sell our Indian River, Dover and Vienna facilities if a deal were to go through in order to keep its ownership in the PJM market from increasing significantly. However, earlier this month, Delaware’s Department of Natural Resources and Environmental Control and Public Service Commission said that “Exelon has not met its burden of showing that the contemplated transaction is consistent with a large percentage of the public interest that will be affected.”

10.	What can I do to help?

As we have said before, the most important thing you can do is remain focused on the day-to-day demands of our business and continuing to produce solid financial results as we did in 2008. Above all, continue to work safely and ensure that those around you do so as well.

11.	Are this week’s announcements about eSolar and the MIBRAG sale examples of NRG’s plan to drive shareholder value?

We are moving forward with business as usual and that includes RepoweringNRG, new no- and low-carbon initiatives and our day-to-day business.
Our transaction with eSolar signifies a big step forward in our efforts to be a leader in solar development in the United States, and it represents the biggest step forward by our “Low Carbon Technology” development group, which we started last year.

Selling our 50% ownership in the MIBRAG coal mining and power generating business in central Germany is an example of our willingness to sell assets in a manner and at a time that creates maximum value for NRG shareholders.
If you have further questions, please send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS

ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.